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                                                                  EXHIBIT (a)(7)

FOR IMMEDIATE RELEASE

Media Contact:  Paul Wood           Company Contact:  Jean Tung-Navarro
                Paine & Associates                    Sage US, Inc.
                (714) 427-3122                        (949) 754-3503
                pwood@painepr.com                     jean.tung-navarro@sage.com


                     THE SAGE GROUP TO ACQUIRE BEST SOFTWARE

 ACQUISITION EXPANDS SAGE(R) PRODUCT OFFERINGS IN HR, PAYROLL, FIXED ASSET, AND
                    PLANNING SOFTWARE PRODUCTS AND SERVICES

IRVINE, CALIF. - JANUARY 12, 2000 - The Sage Group plc, the world's leading provider of PC-based accounting software today announced that it entered into a definitive agreement to acquire Best Software (NASDAQ: BEST) for $35 a share in an all cash-deal valued at $445 million, subject to certain conditions. Best(R) will become a wholly-owned subsidiary of The Sage Group plc. The transaction is expected to close approximately in mid-February.

       The acquisition of Best expands and strengthens Sage's market position in the US by adding a complementary line of the leading HR, payroll, fixed asset and analytic solutions to Sage's market-leading accounting and business management software. The combined client base will be in excess of 2.1 million business customers worldwide. Sage Group annual revenues for the year ended September 30, 1999 were $499 million. Best annual revenues for the year ended December 31, 1999 were approximately $91.4 million.

       Following the acquisition of Best Software, Sage Group will have four major businesses in the US market:

- Peachtree(R): a leading provider of accounting software to very small businesses.

- Sage Software, Inc: a leading provider of accounting software solutions to small to mid-size businesses.

- Sage Time Division: a leading provider of time and fee billing software to accountants in practice as well as to the legal community.


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                                   -- more --

SAGE ACQUIRES BEST
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- Best Software: a leading provider of HR/payroll, fixed asset and planning solutions to both the mid-size and small enterprise businesses.

       "The acquisition of Best Software provides an exciting opportunity for the Sage Group," said Paul Walker, chief executive officer for Sage Group plc, Sage Software's parent company headquartered in Newcastle, England. "Best Software has excellent products, a powerful value-added reseller network and a substantial customer base. The strategic fit with our existing US businesses is strong. Our combined businesses will represent a powerful force in the US small to medium-sized business market."

       Following the acquisition, Tim Davenport, President, CEO and Chairman of Best Software, will report to Paul Walker, CEO of Sage Group, plc. Best Software and Sage Software Inc. will work together on a range of marketing initiatives to promote Best's product range to existing Sage customers. In particular, Sage Software, Inc. will be encouraging its 10,000 strong value added reseller network to sell Best's product range as part of an overall Sage accounting and business management solution. Sage Software, Inc. currently markets Best's FAS and Abra products as a key part of MAS 90 and also bundles Best's Imperativ products with its Acuity solution.

       "We are very excited about the acquisition of Best Software, the undisputed leader in their market segment," said David Hanna, chief executive officer of Sage US, Inc. "Strategically, the acquisition will make Sage by far the largest and broadest player in the US market by adding market leading HR, payroll, fixed asset and planning products to our core accounting and business management applications. We are also very excited about the opportunity to leverage Imperativ's leading-edge Internet technology as we continue to web-enable our applications."


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                                    - more -

SAGE ACQUIRES BEST
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ABOUT THE SAGE GROUP

       The Sage Group plc, headquartered in Newcastle upon Tyne, England, is the world's leading provider of personal computer accounting software to small- and medium-sized businesses. Sage Group's revenues for its fiscal year ending September 30, 1999 were 307 million pounds ($499 million). Sage Group has major operations in the US, UK, France and Germany. The US operations accounted for 37% of revenues in the latest fiscal year.

ABOUT SAGE US, INC.

       Headquartered in Irvine, Calif., Sage US, Inc. (www.Sage.com) is a wholly-owned subsidiary of The Sage Group plc, the world's leading PC-based accounting software company with more than two million customers. Sage markets five major accounting software packages in the U.S. Peachtree(R), DacEasy(R) and BusinessWorks(R) are easy to use and provide the full accounting features needed by most small businesses of up to 50 employees. MAS 90(R) is the leading accounting software for medium-sized businesses with up to 500 employees, and is recommended by more CPAs than any other mid-range accounting product. Acuity(R) is perfect for larger businesses of up to 1,000 employees, and for three consecutive years it has won Microsoft's Industry Solution Award for Best Technology Integration.

ABOUT BEST SOFTWARE

       Best Software, Inc., with more than 50,000 customers worldwide and offices in the US, Canada and Europe, is a leading provider of solutions which help organizations better manage their people, assets and planning, and is focusing on transforming organizations into web-centric management. It's scalable, cost-effective solutions complement core financial management systems and support the full spectrum of Microsoft platforms, including Windows 95, Windows 98, Windows NT and BackOffice.


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SAGE IS A TRADEMARK OF THE SAGE GROUP PLC. ACUITY, MAS 90, BUSINESSWORKS, AND
DACEASY ARE TRADEMARKS OF SAGE SOFTWARE, INC. PEACHTREE IS A REGISTERED TRADEMARK OF PEACHTREE SOFTWARE, INC. ALL OTHER BRANDS REFERENCED HEREIN ARE THE TRADEMARKS OR THE REGISTERED TRADEMARKS OF THEIR RESPECTIVE HOLDERS.

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